PAGE <1>



December 15, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Attention:  Angela Crane, Branch Chief


Regarding:  Eastman Kodak Company
            Form 10-K for the fiscal year ended December 31, 2005
            File No. 001-00087



Please find below the Company's response to the Staff's letter to me dated December 5, 2006. If you have any questions, please call Diane Wilfong (Kodak) at (585) 781-5650, Laurence Hickey (Kodak) at (585) 724-3378 or Brian Lane (Gibson, Dunn & Crutcher) at (202) 887-3646.

Please address all future correspondence regarding this matter to myself, as I have succeeded Robert Brust as the Company's
Chief Financial Officer.





                              Sincerely,

                              /s/ Frank S. Sklarsky

                              Frank S. Sklarsky



cc: Brian Lane, Esq.


PAGE <2>


Form 10-K for the fiscal year ended December 31, 2005

General

1. We note the representation in your November 21, 2006, response, that, to the best of your knowledge, understanding and belief, none of the products technology or services that your foreign subsidiaries provide into Iran, Syria or Sudan were designed or intended for military applications. Please clarify for us whether, to the best of your knowledge, understanding and belief, any of the products, technology or services provided into those countries by your foreign subsidiaries have military application(s). Please describe possible military uses of which you are aware; advise us whether, to the best of your knowledge, understanding or belief, the referenced products, technology or services have been put to military use by any of the referenced countries; and discuss any specific military use by any of the referenced countries of which you are aware.

Kodak interprets the term "military application" as used above to mean goods, services or technology that were designed, manufactured or intended for use by a military organization to advance its warfare capabilities. Accordingly, none of the products, technologies or services Kodak foreign subsidiaries are selling or have sold into Iran, Sudan or Syria has a military application.

Kodak interprets the term "military use" as used above to mean goods, services or technology that were designed, manufactured or intended for use by a military organization to advance its warfare capabilities or that have a "dual use" as defined by the U.S. Bureau of Industry and Security (BIS). Under this definition, only one of the product lines Kodak has sold into the referenced countries has a military use. Our line of non-destructive testing films and developing chemicals has the potential to be designated as "dual use" by the BIS. These products are designed to assist in the identification of cracks and other flaws in oil and gas pipelines and in commercial aircraft. Kodak non-destructive testing films and developing chemicals are not marketed for military use.

Further, to the best of our knowledge, understanding and belief, no Kodak products, technologies or services are being or have been put to military use in Iran, Sudan or Syria. Finally, to the best of our knowledge, information and belief, no Kodak products, technologies or services have been sold to military organizations in the referenced countries.